LORD ABBETT FAMILY OF FUNDS

90 Hudson Street

Jersey City, NJ 07302

March 7, 2016

Mr. Jason P. Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Form N-CSR Review for Various Lord Abbett Funds

Dear Mr. Fox:

This letter responds to comments you provided me during a conference call on February 2, 2016, with respect to your review of various Lord Abbett Funds’ Annual Reports to Shareholders on Form N-CSR (the “Annual Reports”). Your comments related to certain disclosures contained within the Annual Reports are discussed below.

The U.S. Securities and Exchange Commission is referred to herein as the “Commission.” Other capitalized terms used but not defined herein have the meanings given to them in the Annual Reports.

Comment: To the extent that a Fund purchases and sells securities from and to other Lord Abbett Funds or client accounts (i.e., a “cross trade”) pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended, the Fund must disclose the total purchases, total sales and net realized gain or loss related to its cross trades, as a related party transaction in the Notes to Financial Statements.

Response: Lord Abbett has included the requested disclosure in applicable Fund financial statements commencing with the December 31, 2015 Annual Reports.

Comment: In a Fund’s Management Discussion of Fund Performance (“MDFP”), please include a discussion related to industry or sector concentration if such concentration has a material impact on the Fund’s performance.

Response: Lord Abbett will begin to include a discussion of industry or sector risk in a Fund’s MDFP should an industry or sector concentration have a material impact on the Fund’s performance.

Comment: In a Fund’s MDFP, please include discussion related to the performance of derivatives if such derivatives have a material impact on the Fund’s performance.

Response: Lord Abbett will begin to include a discussion of derivatives exposure in a Fund’s MDFP should the performance of derivatives have a material impact to the Fund’s performance.

Mr. Jason Fox

March 7, 2016

Comment: In a Fund’s Schedule of Investments, please define the Referenced Index for Credit Default Swaps on Indexes.

Response: The description of the Referenced Index has previously been included in the Significant Accounting Policies within the Notes to Financial Statements. Commencing with the December 31, 2015 Annual Reports, Lord Abbett will include a description of the Referenced Index for Credit Default Swaps on Indexes in the Schedule of Investments along with a reference to the relevant note in the Notes to Financial Statements.

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We trust that this correspondence is responsive to your inquiry. In addition, the Registrant acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (201) 827-2377.

Sincerely,

/s/ Bernard J. Grzelak

Bernard J. Grzelak

Treasurer, Lord Abbett Family of Funds